Vaporin, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

September 16, 2014

Via EDGAR

Ms. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Cc (via email): Stephen Kim

Re:	Vaporin, Inc.
Response letter to SEC’s September 8, 2014 letter
Form 10-Q for Quarter Ended June 30, 2014
Filed August 8, 2014
File No. 000-55132

Dear Ms. Shenk:

Please let this letter serve as confirmation that on today’s date, September 16, 2014, I spoke with Stephen Kim of your office by telephone regarding your letter dated September 8, 2014 related to the Form 10-Q for the quarter ended June 30, 2014 for Vaporin, Inc. (the “Company”). During our conversation Mr. Kim confirmed that the Company’s response to your letter will be considered timely if received by October 6, 2014. I hereby affirm on behalf of the Company that the Company intends to respond to your letter by October 6, 2014.

Please direct any questions concerning this matter to myself at 305-842-3767, jmartin@vaporin.com, or Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Jim Martin
Jim Martin, Chief Financial Officer